Exhibit 4.20

The First International Bank of Israel

Date: 15.09.2009

To:

AudioCodes Ltd.

Subject: Undertaking to Comply with Financial Covenants

Whereas	on the date 6.5.08, you signed in our favor a letter of undertaking to comply with financial covenants and other terms, as brought forth in the letter of undertaking attached to this letter of ours (hereinafter the "Financial Covenants").

Whereas	on the date 25.11.08, you signed an amendment to the financial covenants (hereinafter the "First Amendment") and on the date 16.2.09 you signed on an additional amendment of the financial covenants (hereinafter the "Second Amendment");

Whereas	and you approached us requesting our approval that until the date 31.3.10 you will not comply with the financial term set forth in Section 1.3 of the Financial Covenants, as amended in the Second Amendment and that the Second Amendment shall cease to be time limited and shall become a permanent amendment of the text in Section 1.3 of the Financial Covenants.

Therefore, at the request of the company, the bank hereby notifies that it is willing to suspend until the date 31.3.10 its right to call for immediate repayment of the company's debts due to the company's non compliance with Section 1.3 of the Financial Covenants. The bank further agrees to that the Second Amendment shall become a permanent amendment of Section 1.3 of the Financial Covenants.

It shall be clarified, this approval may not derogate from the bank's right to call for immediate repayment of the company's debts and undertakings, at any time, including during the suspension period, for any other cause. Furthermore, this approval cannot derogate from the bank's rights towards you according to any document or by the law.

The bank's abovementioned approval shall go into effect subject to the receipt of the company's written approval to the brought forth in this document.

Subject to the forgoing, all other terms brought forth in the Financial Covenants document and the first and second amendments shall stay in full force and without change.

Respectfully,

The First International Bank of Israel Ltd.

Business Department

/S/ G. Arad

/S/ Bozer Yehuda

Exhibit 4.20

To:

The First International Bank Israel Ltd.

We the undersigned approve our consent to the bank's terms as brought forth in the document and undertake to act accordingly.

__________

Audiocodes Ltd.

Exhibit 4.20

Date: 16/2/09

To:

The First International Bank of Israel Ltd.

Branch Ramat Gan

Dear Sir or Madam,

Whereas	and Audiocodes Ltd. (hereinafter the "Company") received and/ or is going to receive from the First International Bank of Israel Ltd. (hereinafter the "Bank") credit and various banking services (hereinafter the "Credit");

Whereas	as one of the terms to the provision of the Credit, the Company signed on the date 6.5.2008 a letter of undertaking to comply with financial covenants (hereinafter the "Commitment Letter");

Whereas	according to Section 1.3 of the Commitment Letter we undertook, inter alia, that our cumulative operating profit for the 4 last quarters starting on the date 31/12/2008 shall be no less than a sum of $3,000,000;

Whereas	the Bank and the Company agreed to add a clarification to Section 1.3 of the Commitment Letter, as follows.

Therefore, the Company represents and warrants towards the Bank as follows:

Until the date 31/12/2009 expenses due to amortization of non tangible assets shall not be taken into account of the calculation of the operating profit.

All other commitments of the Company according to the Commitment Letter shall stay in force.

Respectfully,

/S/ Audiocodes Ltd.

Company's signature

We approve the abovementioned

__________

The First International Bank of Israel Ltd.

Exhibit 4.20

Date: September 26th 2011

Att:

The First International Bank of Israel Ltd

Ramat Gan Branch

Re: Undertaking to comply with financial criteria - amendment of criteria

Whereas	we, Audiocodes Ltd, benefit from credit and various bank services provided to us by the First International Bank of Israel Ltd (hereinafter: “the bank”), based on, inter alia, our signature on May 6th 2008 on a letter of undertaking to comply with financial criteria as it was amended on November 25th 2008, February 16th 2009 and September 15th 2009 (the original letter of undertaking and the amendments shall be called hereinafter: “the letter of undertaking”);

And whereas:	we have requested from you additional long term credit (hereinafter: “the additional credit”);

And whereas:	for the purpose of approving the request for the additional credit you have requested inter alia an amendment to the letter of undertaking as noted hereinafter and we have agreed to this;

Therefore, we declare and undertake the following:

1.	Starting from the date of our signature on this document the following changes shall be imposed on the letter of undertaking:

1.1.	Our undertakings as detailed in the letter of undertaking shall apply for as long as our obligations and undertakings vis-à-vis the bank for any credit that we have received and/or shall receive from the bank and they shall be applicable in regard to any credit that we have received and/or shall receive from the bank.

Therefore, in any place in the letter of undertaking in which there is a reference to “loans” as defined in the letter of undertaking, this shall be replaced with a reference to “credit”.

1.2.	The second paragraph of the letter of undertaking, which starts with the words: “And whereas the company has approached you with a request to increase the credit” and ends with the words: “on the terms detailed with approval of the credit line attached as Appendix A (hereinafter: “the loans”);” shall be deleted.

1.3.	The first sentence of Section 1.1, which starts with the words: “The company’s equity capital” and ends with the words: “shall not be less than 15%” shall be deleted and in its place the following sentence shall be added:

“The company’s equity capital pursuant to the financial reports as detailed hereinafter shall not be less than 40,000,000 dollars and its percentage as compared to the total balance sheet shall not be less than 25%.”

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1.4.	At the end of Section 1.3, the following sentence shall be added:

“Expenses for the reduction of intangible assets shall not be taken into account when calculating the operating profit”.

1.5.	The second sentence in Section 1.4, which starts with the words: “From the date of defrayal of the bond” and ends with the words “15,000,000 dollars” shall be deleted and in its place the following paragraph shall be added:

“From the date of defrayal of the convertible bond in entirety the overall sum received from the company’s receivable customers plus cash and plus investments shall not be less at any time than 50,000,000 dollars whereby the overall sum received from cash plus investments shall not be less at any time than 30,000,000 dollars and the balance of the cash shall not be less at any time than 15,000,000 dollars.”

1.6.	The definition of the term “investments” in Section 1.4 shall be deleted and in its place the following definition shall be added:

“Investments” - long term deposits up to two years, negotiable bonds ranked A for a period of up to 3 years.”

1.7.	Section 5 shall be deleted and in its place the following section shall be added:

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“The company undertakes not to pay management fees, dividends, interest payments and/or any other payment to shareholders, and shall not defray owners loans or any part of them until the sums due from it shall be defrayed in full to the bank for the provision of credit and for as long as the obligations and undertakings of the company to the bank for provision of the credit shall not be defrayed in full.

Notwithstanding the aforementioned in this section, the company shall be permitted at any time to take any permitted action, as defined hereinafter, subject to, at any time and even after execution of the permitted action, the company complying with all its undertakings as detailed in Section 1 above.

Permitted action

(1)	Permitted distribution, as defined in the Companies Law, 5759-1999 (including by way of purchase of company shares, at an accrued sum that shall not exceed a total of 25 million dollars).

(2)	Payments to the stakeholder for services that the stakeholder provides and/or shall provide to the company as a “functionary” of the company, including as Chairman of the Board of Directors, President and/or company CEO.

2.	As to the rest of the sections of the letter of undertaking there shall be no change and they shall remain in full force for as long as our obligations and undertakings vis-à-vis the bank shall be extant.

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3.	We shall request similar consent from additional banks to which we have undertaking financial undertakings, whereby the terms shall not have priority and/or harm and/or shall contradict the terms of this consent.

We undertake and declare that in the event that we shall undertake vis-à-vis another bank undertakings that shall have priority and/or shall harm and/or contradict our undertakings pursuant to the letter of undertaking and the amendment as detailed in this document (hereinafter: “the priority undertaking”), then we shall approach the bank in order to amend our undertakings pursuant to the letter of undertaking such that they shall not be inferior as compared to the priority undertaking.

4.	We are aware that the consent of the bank to amend the letter of undertaking shall not derogate from our other undertakings vis-à-vis the bank including any other criteria detailed in the letter of undertaking.

(signature)

Audiocodes Ltd

Att:

The First International Bank of Israel Ltd

I confirm the content of the above letter.

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Furthermore I confirm that my undertakings pursuant to the letter of undertaking which I signed on May 6th 2008 shall be applicable in regard to any credit (as defined in the letter of undertaking), including the additional credit, as defined in this document above, which Audiocodes Ltd (hereinafter: “the company”) received from the bank and/or shall receive from the bank, not only as regards the “loans”, as defined in the letter of undertaking, and they shall be applicable for as long as there are obligations and undertakings by the company vis-à-vis the bank as a result of the credit (as defined in the letter of undertaking), including the additional credit, as defined in this document above.

(signature)
Shabtai Adlersberg

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Exhibit 4.20

The First International Bank of Israel

Date: 29.12.11

To:

AudioCodes Ltd. (the "Company")

Dear Sirs,

Subject: Commitment to Comply with Financial Covenants

Whereas	the First International Bank of Israel Ltd. (the "Bank") provided the Company with credit and various banking services (the "Credit") relying on, inter alia, the Company's signature on 6.5.2008 on the letter of commitment to comply with financial covenants as amended on the dates 25.11.2008, 16.2.2009, 15.9.2009 and 26.9.2011 (the original commitment letter and its amendments shall hereinafter be referred to as the "Commitment Letter");

Whereas	the Company is not complying with the financial covenants brought forth in Section 1.2 of the Commitment Letter;

Whereas	in light of the Company's non compliance with its commitments set forth above, the Bank is entitled to demand immediate repayment of the loan (hereinafter the "Referenced Cause");

Whereas	at the request of the Company, the Bank agreed not to act upon its right;

Therefore, at the request of the Company, the Bank confirms that it will not act upon its right to call for immediate repayment with respect to the financial statements for year of 2011 and for the quarterly statements the first quarter of the year 2012 (the "Determining Statements”) due to the Referenced Cause, and this is subject to that the Company shall return to comply with all its commitments pursuant to the Commitment Letter (including the commitment brought forth in Section 1.2 of the Commitment Letter) in its quarterly statements second quarter for the year of 2012.

If the abovementioned condition was not fulfilled on the date set out for it, the Bank shall be permitted to demand the immediate repayment of the credit for the Referenced Cause.

It is hereby clarified that the abovementioned Bank's approval is limited to the Referenced Cause and in relation solely to the Determining Statements, and is subject to the fulfillment of the abovementioned condition, and it cannot derogate from the Bank's right to demand the immediate repayment of the credit for any other cause.

Notwithstanding the aforementioned, if any third party shall demand the immediate repayment of the Company's debt to it based on the Referenced Cause, fully or partially, then the Bank shall also be permitted to demand the immediate repayment.

For the avoidance of doubt, it is clarified that the Bank's consent shall not be viewed as an amendment of the Commitment Letter and all of the conditions set forth in the Commitment Letter remain in effect.

Exhibit 4.20

Respectfully,

The First International Bank of Israel Ltd.

/S/ The First International Bank of Israel Ltd

Ramat- Gan Branch

/S/ Carmi Alon

/S/ Hanan Arbel

Exhibit 4.20

The First International Bank of Israel

Date: 23.07.2012

To:

AudioCodes Ltd. (the "Company")

Dear Sirs,

Subject: Commitment to Comply with Financial Covenants

Whereas	the First International Bank of Israel Ltd. (the "Bank") provided the Company with credit and various banking services (the "Credit") relying on, inter alia, the Company's signature on 6.5.2008 on the letter of commitment to comply with financial covenants as amended on the dates 25.11.2008, 15.9.2009, 16.2.2009, 26.9.2011 and 29.12.2011 (the original commitment letter and its amendments shall hereinafter be referred to as the "Commitment Letter");

Whereas	the Company notified the Bank that it is not expected to comply with the financial covenants set forth in Section 1.3 of the Commitment Letter based on the data in the financial statements for the second quarter of 2012; and

Whereas	in light of the likelihood of the Company not complying with its commitments set forth above, the Bank is entitled to demand immediate repayment of the loan (hereinafter the "Referenced Cause") and at the request of the Company the Bank agreed to suspend its right as set forth below;

Therefore, at the request of the Company, the Bank confirms that it is willing to suspend its right to call for immediate repayment due to the Referenced Cause, with respect to the financial statements for the period beginning from the end of the second quarter of the year 2012 and until the date the 2013 annual report is published, subject to fulfillment of the following cumulative conditions:

1.	Depositing deposits as an additional collateral to guarantee the Credit, according to the following terms:

1.1.	Until the date 31.7.2012, there shall be deposited in account number ###### which is managed in the name of the Company in the Bank's branch 041 (the "Account"), deposits which have a security value, according to reliance rates which shall be determined from time to time by the Bank, of no less than USD$ 500,000.

1.2.	In addition to the security deposit mentioned in Section 1.1 and without derogating from it, until the date of 30.9.2012, there shall be deposited in the Account deposits which have a security value, [according to reliance rates which shall be determined by the Bank from time to time,] of no less than USD$ 500,000

(The deposits which shall be deposited as a security according to Sections 1.1. and 1.2 shall be referred to hereinafter as the "New Deposits");

1.3.	Each time the Company shall deposit the New Deposits or parts thereof as set forth in Sections 1.1 and 1.2, the Company shall sign an offset and lien document regarding the funds which are used as a security, according to the form attached to this document as Addendum A.

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Exhibit 4.20

1.4.	The security value of the New Deposits shall be no less until 29.9.2012 than the sum of- USD$ 500,000 and starting from 30.9.2012 the sum of- USD$ 1,000,000.

(USD$ 500,000 and USD$ 1,000,000 shall hereinafter be referred to, as applicable, as the "Determining Amount")

The Bank shall determine from time to time, at its own discretion, the reliance rates for the New Deposits.

As long as the total value of security of the New Deposits, as calculated according to reliance rates as updated from time to time, shall be less than the relevant Determining Amount, the Company shall provide the Bank with additional security to the Bank's satisfaction so that the security value of the New Deposits and the additional security as determined by the Bank shall be no less the relevant Determining Amount.

2.	Improvement of the Operating Profit Data

The Company shall meet the criteria set forth below, which shall reflect an improvement to the operating profit and a transition from a negative operating profit (the "Loss"), according to the second quarter 2012 reports to a positive operating profit for the year 2013, as follows:

According to the data of the second quarter of 2012 - the Loss shall be no greater than USD$ 1,300,000.

According to the amount obtained from the information of the third quarter of 2012 with the additional information of the fourth quarter of 2012- the Loss shall be no greater than USD$ 3,700,000.

According to the first quarter 2013 information - positive operating profit.

According to the second quarter 2013 information - positive operating profit.

According to the third quarter 2013 information - positive operating profit which shall be no less than USD$ 1,500,000.

It shall be clarified that notwithstanding the provisions of Section 1.3 to the Commitment Letter, until the publication of the reports of the third quarter of 2013, an expense not exceeding USD$ 650,000 per quarter, in respect to the accounting treatment of the intrinsic value of options to employees applied solely in accordance to FAS123, shall not be deemed a breach of the undertaking in the abovementioned section.

After the publication of the third quarter of 2013 reports, and provided that the Company will meet with all of the provisions in this document, the commitment test set forth in Section 1.3 of the Commitment Letter shall be done according to the original undertaking version, that is, loss that shall not exceed USD$ 3,000,000 for the last four quarters each time, for accounting treatment of the intrinsic value of options to employees applied solely in accordance to FAS123, shall not constitute a breach of the criteria.

3.	The Existing Liens

To guarantee the Credit, inter alia, the Company has created in favor of the Bank, liens on deposits deposited in the Account and which are registered as lien No. 1 and lien No. 5 in its review report (the "Existing Liens").

Whereas the credit is expected to be partially repaid during the suspension period, the Company shall commit by its signature at the edge of this letter that during the suspension period the Company shall not request of the Bank to reduce the amount of pledged deposits with the Existing Liens. The Existing Liens shall continue to ensure the entire Credit as shall be at any time in accordance to the original terms.

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Exhibit 4.20

Notwithstanding the forgoing, if partial repayments shall be made, the Company shall be permitted to request the Bank to reduce the amount of pledged deposits with the Existing Liens subject to simultaneously creating in favor of the Bank a lien on Foreign Securities, as defined below, and/ or on securities traded on the Tel Aviv Stock Exchange whose total security value according to the reliance rates as determined by the Bank at such time shall be no less than the requested reduction amount.

It shall be clarified that what is stated in this section does not require the Company and/ or the Bank to any changes in the terms of the Existing Liens and does not require the Bank to agree to the Company's request to reduce the amount of pledged deposits with the Existing Liens. To the extent that the Company shall make such requests from the Bank, the Bank shall consider and shall be permitted to grant or deny such a request, and/or to stipulate its consent according to certain conditions which shall be determined by the Bank at any such relevant time.

Foreign Securities- for purposes of this document, bonds with a duration that shall not exceed 3 years, which are traded outside of Israel and are rated by the rating agencies Moody's and/or S&P with a rating of (-A) and higher.

If one of the above criteria is not complied with at the prescribed date, the Bank may demand immediate repayment of the Credit for the Referenced Cause.

It is hereby clarified that the mentioned approval of the Bank is limited to the Referenced Cause and solely with respect to the reports from the end of the second quarter of the year of 2012 and until the publication date of the annual reports of 2013, and it does not derogate from the Bank's right to demand the immediate repayment of the Credit for any other cause, including during the suspension period.

Notwithstanding the forgoing, if any third party demands immediate repayment of the entire debt, or a portion of the debt, of the Company due to the Referenced Cause then the Bank may also demand the immediate repayment of the Credit.

For the avoidance of doubt, it is emphasized that except as provided above in Sections 1, 2 and 3, and as detailed in those sections only, the Bank's consent may not be viewed as an amendment of the Commitment Letter and all of the conditions set forth in the Commitment Letter remain in effect.

Respectfully,

The First International Bank of Israel

Ramat- Gan Branch

/S/ Tankel Liat

/S/ Hanan Arbel

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Exhibit 4.20

The First International Bank of Israel

Addendum A

Branch__________	Date__________

Offset and Lien Document for Funds Used as Security

Whereas	and the undersigned (the "Account Holders") owe and/or may be in debt towards the Bank, from time to time, either as main debtors or as guarantors, the debt sums as defined herein; and

Whereas	it has been agreed between the Account Holders and the Bank that in order to ensure the debt amount the Bank shall have the following specified rights;

Now, therefore, the Account Holder irrevocably declares and confirms the following:

1.	Definitions:

In this document the following terms shall have the following meaning:

"Bank"- the First International Bank of Israel Ltd. and any one of its branches or offices which exist on the date of this document or that shall be opened in the future, either in Israel or outside of Israel.

"Account Holders"- those who are listed in the Bank's books, at any relevant date, as the account holders.

"Debt Amount"- all of the sums that are owed, and that shall be owed, to the Bank from the Account Holders from time to time, in any event or case, including for credit, including principal, interest, linkage differentials (if those shall exist, due to the linkage of the principal and the interest, or any of them, to any exchange rate, or to the consumer's price index or to any other index), commissions, taxes and expenses. The Debt Amount includes amounts that are due, or shall be due, from the Account Holders, either as main debtors or as guarantors, either in their name, or in their business's name, or by any other name, either by the current composition of the Account Holders and either by any other composition, either if the owed sums are owed or shall be owed by the Account Holders together or separately, whether if by the Account Holder alone or from the Account Holders with another/others, including in another account of the Account Holders at the Bank. The Debt Amounts include sums as aforesaid whether they are a fixed amount and whether they are not fixed, whether they shall be paid by the Account Holder directly or indirectly, in a specific way, on condition or any other way, whether their date of repayment has arrived and whether the date of repayment has yet to have arrived, including for checks and/ or signed bills, in their endorsement or guaranteeing, whether if the aforesaid sums, or parts of the sum, were adjudged by any judicial authority or not, and including a case of a conditional charge where the condition or conditions has/ have yet to have been met.

"Credit"- either in Israeli currency or in foreign currency, either in the country or out of the country, including return credit, one-time credit, loans, overdrafts, documentary credit, providing of guarantees or letters of indemnification, handling of cargo notes, actions in securities, discounting notes, note purchasing, note brokering, advance payments, provision of extensions, purchase of risk participation, future transactions and any transaction, or service, or any other action of any sort, which as a result form, or are capable of forming, any debts or obligations of the Account Holders to the Bank.

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Exhibit 4.20

2.	To ensure the Debt Amount, the Bank shall have the right, lien and offset over all of the funds which have been/will be agreed upon between the Bank and the Account Holders, from time to time, that will serve as a security for the Debt Amount, entirely or partially, either in Israeli currency or foreign currency, which are owed or which shall be owed to the Account Holders, whether alone or together with others, in any way or claim, for their consideration, its income], including on the rights of the Account Holders related to all these, and including on rights owed to the Account Holders for future transactions (hereinafter all shall together and separately be referred to as the "Financial Collateral").

3.	As long as the Account Holders have not repaid the Bank the entire Debt Amount, the Account Holders shall not be permitted to withdraw the financial guarantees or parts thereof, without the Bank's consent.

The Bank shall be permitted to retain the Financial Collateral, entirely or partially, until the complete clearing of the Debt Amount.

4.	The Account Holders shall not be permitted to pledge or mortgage under any priority, to transfer, impart, sell, endorse, or assign the Financial Collateral or their rights that derive from the Financial Collateral or parts thereof, either directly or indirectly, either for consideration or not for consideration without having received for this prior written approval of the Bank. Actions of the Account Holder that contradict this section shall be considered null and void from the outset.

5.	A. Without limiting the Bank's rights according to this document, the Bank shall be permitted (but not obligated), from time to time, without the need of prior notification, to set-off any amount of the Debt Amount which has reached its maturity date (including any amount of the Debt Amount which has reached its maturity date due to immediate repayment and/or acceleration of repayment in accordance to the law and/or as agreed upon with the Account Holders) against the financial guarantees, entirely or partially, even prior to the maturity date of the Financial Collateral that are to be set-off against.

B. To exercise its aforementioned rights, the Bank is permitted, inter alia, to sell any sum of foreign currency which consists a portion of the Financial Collateral and/or to purchase foreign currency for the clearing the Debt Amount or parts thereof, and this is according to a rate of transfers and assigns or any other rate as customary by the Bank, with a deduction or addition, as applicable, of exchange commission and any tax, excise, compulsory payments or other payments.

6.	The Account Holders shall have no action or claim of any type or kind against the Bank for any of the actions listed in this document, including due to the Bank's exercise of rights date and due to the consideration that has been received on account of the Financial Collateral. Without derogating from the generality of the aforesaid, the Account Holders are aware that in cases where the Bank shall use its forgoing rights prior to the repayment date of the Financial Collateral, entirely or partially, their rights may be harmed according the terms of the deposit of that collateral, including their rights to interest, linkage differences, exchange rate differences, benefits, loans, exemption from taxes and other rights, and they exempt the Bank from any responsibility for damage and/or loss which may be caused as a result of the aforesaid Bank's exercise of rights.

7.	The provisions of this document are irrevocable and may not be terminated or changed without the prior consent of the Bank to that, as the Bank's rights are dependent on it.

8.	The Bank's rights as of this document are in addition to its rights, including lien and set-off, by any law, according to the general terms of account management and/or the general debit agreement], and by any other document which has been signed or will be signed by the Account Holders towards the Bank, and this document does not derogate any right which has been granted to the Bank by any law or any other document.

9.	This document obligates all of the signatories jointly and severally.

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Exhibit 4.20

In witness the Account Holders signed:

________________________                                         _____________________

Details of the financial securities, correct as of the date _____________________

Account Number	Deposit	Amount

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